UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Dynex Capital, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

26817Q506
(CUSIP Number)

Jay Buck
Demeter Asset Management, Inc.
35 Mason Street, Greenwich, CT 06830
(203) 625-0047
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26817Q506

1	NAME OF REPORTING PERSON ROCKWOOD PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 624,733[1]
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 624,733[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 624,733[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72%
14	TYPE OF REPORTING PERSON PN

1 Includes 165,433 shares of Series D Preferred Stock which are currently convertible on a one-for-one basis into shares of Common Stock.

CUSIP NO. 26817Q506

1	NAME OF REPORTING PERSON Rockwood Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 624,733[1]
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 624,733[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 624,733[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72%
14	TYPE OF REPORTING PERSON CO

1 Includes 165,433 shares of Series D Preferred Stock which are currently convertible on a one-for-one basis into shares of Common Stock.

CUSIP NO. 26817Q506

1	NAME OF REPORTING PERSON Demeter Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 624,733[1]
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 624,733[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 624,733[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72%
14	TYPE OF REPORTING PERSON CO

1 Includes 165,433 shares of Series D Preferred Stock which are currently convertible on a one-for-one basis into shares of Common Stock.

CUSIP NO. 26817Q506

1	NAME OF REPORTING PERSON Jay Buck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 624,733[1]
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 624,733[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 624,733[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72%
14	TYPE OF REPORTING PERSON IN

1 Includes 165,433 shares of Series D Preferred Stock which are currently convertible on a one-for-one basis into shares of Common Stock.

CUSIP NO. 26817Q506

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to and restated as follows:

The Reporting Persons used approximately $2,080,690 in the aggregate to purchase the Securities reported on this statement.  Such consideration came from the assets of Rockwood Partners and not the assets of Demeter, RAM or Mr. Buck.  None of the funds used to purchase the Securities were borrowed funds.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon (i) 13,059,762 shares of Common Stock outstanding, as of April 30, 2009, and (ii) 4,221,539 shares of Series D Preferred Stock outstanding, which are the total number of shares of Common Stock and Series D Preferred Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2009.

A.           Rockwood Partners

(a)
As of the close of business on May 26, 2009, Rockwood Partners beneficially owned 624,733 shares of Common Stock (including 165,433 shares of Series D Preferred Stock which are currently convertible on a one-for-one basis into shares of Common Stock, or approximately 3.91% of the outstanding shares of Series D Preferred Stock).

Percentage: Approximately 4.72%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 624,733
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 624,733

(c)	The transactions in the Securities by Rockwood Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	RAM

(a)
As the general partner of Rockwood Partners, RAM may be deemed the beneficial owner of the 624,733 shares of Common Stock (including 165,433 shares of Series D Preferred Stock which are currently convertible on a one-for-one basis into shares of Common Stock, or approximately 3.91% of the outstanding shares of Series D Preferred Stock) owned by Rockwood Partners.

Percentage: Approximately 4.72%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 624,733
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 624,733

CUSIP NO. 26817Q506

(c)
RAM has not entered into any transactions in the Securities during the past 60 days.  The transactions in the Securities during the past 60 days on behalf of Rockwood Partners are set forth on Schedule A and incorporated herein by reference.

C.	Demeter

(a)
Demeter, an affiliate of RAM responsible for providing certain management services to Rockwood Partners, may be deemed the beneficial owner of the 624,733 shares of Common Stock (including 165,433 shares of Series D Preferred Stock which are currently convertible on a one-for-one basis into shares of Common Stock, or approximately 3.91% of the outstanding shares of Series D Preferred Stock) owned by Rockwood Partners.

Percentage: Approximately 4.72%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 624,733
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 624,733

(c)
Demeter has not entered into any transactions in the Securities during the past 60 days.  The transactions in the Securities during the past 60 days on behalf of Rockwood Partners are set forth on Schedule A and incorporated herein by reference.

D.	Mr. Buck

(a)
As the sole stockholder, President and director of Demeter and RAM, Mr. Buck may be deemed the beneficial owner of the 624,733 shares of Common Stock (including 165,433 shares of Series D Preferred Stock which are currently convertible on a one-for-one basis into shares of Common Stock, or approximately 3.91% of the outstanding shares of Series D Preferred Stock) owned by Rockwood Partners.

Percentage: Approximately 4.72%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 624,733
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 624,733

(c)
Mr. Buck has not entered into any transactions in the Securities during the past 60 days.  The transactions in the Securities during the past 60 days on behalf of Rockwood Partners are set forth on Schedule A and incorporated herein by reference.

(d)	Rockwood Partners has the sole right to receive and the sole power to direct the receipt of dividends from the Securities.

(e)	As of May 26, 2009, the Reporting Persons ceased to be beneficial owners of more than 5% of the securities of the Issuer.

CUSIP NO. 26817Q506

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2009

ROCKWOOD PARTNERS, L.P.

By:	Rockwood Asset Management, Inc., its general partner

By:	/s/ Jay Buck
	Name:	Jay Buck
	Title:	President

ROCKWOOD ASSET MANAGEMENT, INC.

By:	/s/ Jay Buck
	Name:	Jay Buck
	Title:	President

DEMETER ASSET MANAGEMENT, INC.

By:	/s/ Jay Buck
	Name:	Jay Buck
	Title:	President

/s/ Jay Buck
JAY BUCK

CUSIP NO. 26817Q506

SCHEDULE A

Transactions in the Securities During the Past 60 Days

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale

ROCKWOOD PARTNERS, L.P.

1,000	7.3500	5/12/2009
43,100	7.3500	5/14/2009
100	7.3600	5/14/2009
5,500	7.3700	5/14/2009
23,300	7.4000	5/14/2009
3,800	7.4100	5/14/2009
200	7.4200	5/14/2009
1,700	7.4100	5/15/2009
1,500	7.4200	5/15/2009
200	7.4300	5/15/2009
10,200	7.4500	5/15/2009
1,200	7.4600	5/15/2009
400	7.4700	5/15/2009
300	7.4800	5/15/2009
7,600	7.4400	5/19/2009
3,500	7.4500	5/19/2009
2,500	7.4600	5/19/2009
5,500	7.4700	5/19/2009
2,870	7.4800	5/19/2009
3,170	7.4900	5/19/2009
200	7.5000	5/19/2009
5,560	7.5000	5/20/2009
400	7.5005	5/20/2009
2,000	7.5500	5/20/2009
2,500	7.6000	5/20/2009
2,500	7.6500	5/20/2009
2,500	7.7000	5/20/2009
1,100	7.7300	5/20/2009
1,300	7.7400	5/20/2009
14,475	7.7500	5/20/2009
400	7.7505	5/20/2009
4,025	7.8000	5/20/2009
700	7.7600	5/21/2009
700	7.7800	5/22/2009
3,100	7.8000	5/22/2009
400	7.8002	5/22/2009
10,600	7.8300	5/22/2009
1,000	7.8500	5/22/2009
400	7.8600	5/22/2009
4,000	7.8000	5/26/2009

CUSIP NO. 26817Q506

1,000	7.8300	5/26/2009
1,000	7.8600	5/26/2009
6,000	7.8800	5/26/2009
6,000	8.0100	5/26/2009
10,300	8.0400	5/26/2009
400	8.0401	5/26/2009
400	8.0402	5/26/2009
5,300	8.0500	5/26/2009
400	8.0501	5/26/2009
6,000	8.0600	5/26/2009
3,100	8.0700	5/26/2009
17,900	8.0800	5/26/2009
1,200	8.0900	5/26/2009
1,000	8.1000	5/26/2009
3,600	8.1100	5/26/2009
10,000	8.1300	5/26/2009
800	8.1400	5/26/2009
1,900	8.1700	5/26/2009